Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-180033) of CoreLogic, Inc. of our report dated February 29, 2012 except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in certain items in the third paragraph of reclassification and correction of prior period revisions and second paragraph of external cost of revenues discussed in Note 2, as to which the date is April 30, 2012, relating to the consolidated financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in the annual report on Form 10-K/A of CoreLogic, Inc. for the year ended December 31, 2011.

/s/PricewaterhouseCoopers LLP

Orange County, California

June 7, 2012